Mail Stop 3010

January 22, 2010

Mr. R. Steven Hamner
Executive Vice President and Chief Financial Officer
Medical Properties Trust, Inc.
1000 Urban Center Drive
Suite 501
Birmingham, AL 35242

       Re: Medical Properties Trust, Inc.
               Form 10-K for fiscal year ended December 31, 2008
               Filed March 13, 2009
               Schedule 14A
               Filed April 21, 2009
               File No. 1-32559

Dear Mr. Hamner:

We have reviewed your response letter dated October 13, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

General

1.   Please confirm to us that similar disclosure as that set forth in your response letter
      dated October 13, 2009 will be included in your future filings, as appropriate.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

3. Real Estate and Loans Receivable, page 51

2.   We note your response to prior comment six. Please provide us additional details
      surrounding this transaction and the appropriate guidance that should be applied.
      Specifically, describe the nature of the operations of the facilities prior to
      acquisition (e.g. whether the previous owners were susceptible to variations in
      costs and revenues), and thus how management determined that Rule 3-14 is more
      appropriate than Rule 3-05 of Regulation S-X. Additionally, please tell us tell us
      why management has determined that these properties are not deemed to be
      related, given the common seller, and thus the significance criteria should be not
      be applied on an aggregated basis. Further, if management has deemed that
      significance should be assessed on the disaggregated basis, please tell us the
      accounting literature relied upon to arrive at such basis. Lastly, please provide
      additional information as to why management has determined that lessor financial
      information would be more beneficial to the readers and should be provided in
      lieu of the historical financial information of the properties.

Schedule 14A filed April 21, 2009

Compensation Discussion and Analysis, page 14

Annual Bonus and Non-Equity Incentive Plan Compensation, page 16

3.   We have reviewed your response to our prior comment 12 and note that you list
      as 2008 achievement for Portfolio Diversification, Geographic Diversification,
      and AFFO Payout as none, superior, and outperformance, respectively. These
      achievement levels do not appear to correlate to the levels set forth on page 16 of
      your Schedule 14A. For example, under Portfolio Diversification,
      outperformance is listed as 28% max, whereas your response indicates that 38% is
      outperformance. Please clarify.

4.   We have reviewed your response to our prior comment 13 and note the individual
      performance factors that were considered by the compensation committee in

awarding annual bonuses. Please clarify if each of these factors was applied to each officer. Alternatively, tell us what factors the compensation committee considered when evaluating each officer's annual bonus.

Long-Term Incentive Awards, page 17

5.   We have reviewed your response to our prior comment 15 and reissue the comment. We note from your disclosure on page 17 that long-term equity incentive awards are either time-based, core performance, or superior performance. It is unclear from your disclosure and the chart referenced on page 24 how many shares were granted in 2008 pursuant to the 2007 Program, and whether these shares were time-based, core performance, or superior performance equity awards. Please include in your response an analysis of any quantitative and qualitative criteria that you used in determining the amount of each individual officer's award.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comment on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at 202.551.3404 or Sonia Barros, Special Counsel at 202.551.3655 with any other questions.

                                                Sincerely,

                                                Kevin Woody
                                                Accounting Branch Chief